LOPRESTI
LAW GROUP

45 Broadway, Suite 610
New York, New York 10006
(212)732-4029
(646) 607-1998 (fax)

January 30, 2015

VIA: EDGAR Submission

Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc. (the “Registrant”)
CIK No. 0001464623
Amendment No. 6 to Confidential Draft Registration Statement on Form F-l Submitted December 29, 2014

Dear Mr. Jones and Ms. Ravitz:

          On January 14, 2015 this Firm, on behalf of the Registrant, received your comment letter detailing a request for further information or revisions to the Draft Registration Statement on Form F-l submitted on December 29, 2014

          The requested information or responses have been submitted as a response to each requested item in the document that follows or were applied as amendments to the Amended Draft Registration Statement submitted via the EDGAR system with reference made to applicable sections thereof where necessary.

Prospectus Cover Page

1.

Please reconcile the new disclosure on the prospectus cover page that the price is $.40 per share with the disclosure on page 77 that the selling shareholders will offer their shares at $.54 per share.

	•	This item has been reconciled

Our History and Development, page 43

2.

We note your response to prior comment 3. However, you continue to refer in the fifth paragraph of this section to the results of the study, such as one-tenth the manufacturing cost and one-twentieth the capital investment. Please remove the disclosure on page 43 regarding the results of the study.

	•	The disclosure has been revised

Patent License Agreement, page 39

3.

We note your response to prior comment 11. It appears that the new disclosure in the last two sentences in the second paragraph of this section and in the third, fourth and fifth paragraphs of this section pertains to your Cooperative and Research Development Agreement filed as exhibit 10.11. However, the remaining disclosure in the first two paragraphs and the disclosure in the sixth through eighth paragraphs of this section pertain to a license agreement with NREL and two amendments to that agreement filed as exhibits 10.8, 10.9 and 10.10. Disclose the material terms of the research and development agreement under its own appropriate caption.

	•	A new caption has been added for “Cooperative Research and Development Agreement” and the disclosures have been revised accordingly.

4.

We note your response to prior comment 12. Please revise the reference in the eighth paragraph in this section to the “requirements set forth in Exhibit B and C of the License Agreement” to briefly describe the requirements so that your disclosure is meaningful to investors who are not familiar with the terms of the license agreement.

	•	The disclosure has been revised to provide a brief description of the technical and marketing milestones.

Index to Consolidated Financial Statements, page F-1

5.

We note that you have included interim financial statements for the three and six months ended June 30, 2014 and 2013 in the amended Form F-1. Additionally, we note that you have publicly filed your interim financial statements for the three and nine months ended September 30, 2014 and 2013 in Canada. If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by Item 8 of Form 20-F, the more current interim financial information must be included in the document. Refer to Item 8.A.5 of Form 20-F. Please amend your filing to include the most recent published interim financial information or tell us why you do not believe such information is required.

	•	All financials have been updated where necessary

          Thank you for your time and attention in reviewing the responses above and the submitted amended draft registration statement.

Very truly yours,

LOPRESTI LAW GROUP, PC

By:
Marc X. LoPresti, Esq.